February 17, 2005


Mail Stop 4-6


Robert J. Sywolski
Chief Executive Officer
Blackbaud, Inc.
2000 Daniel Island Drive
Charleston, South Carolina 29492

 	RE: 	Blackbaud, Inc.
 		Form S-1 Registration Statement
		File No. 333-122122


Dear Mr. Sywolski:

      This is to advise you that we limited our review to matters relating to the selling shareholder and plan of distribution disclosure in the Form S-1 registration statement. Based on this limited review, we have the following comments.

      If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please file a supplemental response. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1

Principal and Selling Stockholders, page 75
1. To the extent that any of the underlying private placements occurred during the past three years, please revise to include descriptions of the transactions in which the selling shareholders received the shares covered by this resale registration statement. We view a materially complete description of the transactions that underlie the resale as information that is required to be disclosed under Item 507 of Regulation S-K. In addition, please ensure that you file, or incorporate by reference all related agreements as exhibits to the registration statement.
2. It appears that JMI Equity Fund IV, L.P., JMI Euro Equity Fund
IV,
L.P., JMI Equity Fund IV (A1), L.P. and JMI Equity Side Fund, L.P may be affiliates of a registered broker-dealer. If true, please indicate whether they acquired their shares in the ordinary course of business and whether, at the time of the purchase of the securities to be resold, the seller had any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities.
Also, please confirm that there are no registered broker-dealers selling shares whose shares were not acquired as compensation for investment banking or similar services.
3. Please describe the parameters by which selling shareholders will offer securities through put and call options and other derivative securities. Please supplementally confirm that you and the selling security holders are aware of Telephone Interp. A. 65 (July 1997). In addition, in your response letter explain the steps that have been taken by the company and the selling shareholders to ensure that the offering will conform to the requirements of Regulation M. See Rule
461(b)(7) of Regulation C.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
*the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and *the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Any questions should be directed to Loryn Zerner at (202)
942-
1910.  If you need additional assistance you may contact Mark P.
Shuman, Branch Chief-Legal at (202) 942-1818 or Barbara C. Jacobs, Assistant Director at (202) 942-1800.

								Sincerely,


								Mark P. Shuman
								Branch Chief-Legal

	cc:  via facsimile 919 781 4865
	Donald R. Reynolds, Esq.
	Wyrick Robbins Yates & Pon




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